Exhibit 99.1
Financial results for the full year ended 30 June 2011 Sims Metal Management Limited ASX Code: SGM NYSE Code: SMS Supplemental Information 26 August 2011

Disclaimer This presentation may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release. All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release. Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

Financial Overview FY 2011 FY 2010 Change (%) Sales Revenue ($m) 8,846.8 7,452.6 18.7 EBITDA ($m)* 431.7 352.9 22.3 Depreciation ($m) 102.2 109.1 (6.3) Amortisation ($m) 28.4 34.8 (18.4) EBIT ($m) 301.1 208.1 44.7 NPAT ($m) 192.1 126.7 51.6 EPS (cents) 93.3 64.5 44.7 Net cash inflow/(outflow) from operating activities ($m) 158.6 (47.5) 433.9 Capital Expenditures ($m) 142.8 120.9 18.1 Net Debt (Cash) ($m) 126.2 (15.1) 935.8 Net Debt (Cash)/[Net Debt (Cash) + Equity] (%) 4.1 (0.5) — Sales Tonnes (’ 000) 14,204.3 12,896.6 10.1 Full Fiscal Year Dividend (cents per share) 47 33 42.4 *FY2010 presented EBITDA is before impairment of other intangibles of $0.9 million.

Sales Revenue by Region Australasia North America Europe Change $m FY 2011 FY 2010 (%) Australasia 1,369.2 1,221.3 12.1 North America 5,993.0 5,040.0 18.9 Europe 1,484.6 1,191.3 24.6 Total $8,846.8 $7,452.6 18.7

Sales Revenue by Product Ferrous Trading Non Ferrous Shred Recovery Ferrous Brokerage Non Ferrous Trading Non Ferrous Brokerage Manufacturing/Other Recycling Solutions * Ferrous brokerage sales associated with SAR JV were A$1.0 billion and A$0.7 billion, in FY2011 and FY2010, respectively. $m FY 2011 FY 2010 Change (%) Ferrous Trading $4,261.7 $3,441.9 23.8 Non Ferrous Shred 339.5 338.8 0.2 Recovery Ferrous Brokerage* 1,542.4 1,279.0 20.6 Non Ferrous Trading 1,665.2 1,461.5 13.9 Non Ferrous Brokerage 58.8 75.5 (22.1) Manufacturing/Other 192.8 198.5 (2.9) Recycling Solutions 786.4 657.4 19.6 Total $8,846.8 $7,452.6 18.7

EBIT by Region Change FY 2011 FY 2010 $m (%) Australasia 87.3 81.2 7.5 North America 141.1 113.3 24.5 Europe 102.3 69.0 48.3 EBIT by Region* $330.7 $263.5 25.5 Unallocated Group Corporate Costs** (1.2) (20.6) 94.2 Amortisation of intangibles (28.4) (34.8) 18.4 EBIT $301.1 $208.1 44.7 *EBIT by Region excludes amortisation of intangibles. **Unallocated Group Corporate Costs in FY11 are offset by a $11 million gain on sale of other financial assets.

Change $m FY 2011 FY 2010 (%) Ferrous Trading (incl. NFSR) 181.7 133.2 36.4 Ferrous Brokerage 23.4 21.4 9.3 Non Ferrous Trading 92.9 95.5 (2.7) Non Ferrous Brokerage 1.6 3.2 (50.0) Manufacturing/JVs/Other 31.4 29.3 7.2 Recycling Solutions 114.4 89.4 28.0 EBIT by Product* $445.4 $372.0 19.7 Group & Regional Corporate Costs** (115.9) (129.1) 10.2 Amortisation of intangibles (28.4) (34.8) 18.4 EBIT $301.1 $208.1 44.7 * EBIT by product is presented pre-corporate costs (including group head office costs) and amortisation of intangibles. ** Group & Regional Corporate Costs in FY11 are offset by a $11 million gain on sale of other financial assets.

EBIT Change by Region Australasia $6m Europe (incl. UK) $33m North America $28m Group Corporate Costs $19m Amortisation of intangibles $7m

EBIT Change by Product Ferrous Trading & Brokerage (incl. NFSR) $50m Non Ferrous Trading & Brokerage ($4m) Recycling Solutions $25m Manufacturing/JVs/Other $2m Group and Regional Corporate Costs $13m Amortisation of Intangibles $7m

Intake Volume by Region Australasia North America Europe Change Total Tonnes (‘000’s) FY 2011 FY 2010 (%) Australasia 1,745 1,718 1.6 North America 11,044 10,156 8.7 Europe 1,482 1,449 2.3 Total 14,271 13,323 7.1

Intake Volume by Product Ferrous Shredded (incl. NFSR) Other Processed Ferrous Ferrous Brokerage Non Ferrous Trading/Brokerage Other Change Total Tonnes (‘000’s) FY 2011 FY 2010 (%) Ferrous Shredded (inc. NFSR) 5,489 5,346 2.7 Other Processed Ferrous 4,732 4,057 16.6 Ferrous Brokerage* 3,433 3,271 5.0 Non Ferrous Trading/Brokerage 573 608 (5.8) Other 44 41 7.3 Total 14,271 13,323 7.1 * Ferrous brokerage tonnes associated with SAR JV were 2.2 million and 1.9 million tonnes for FY2011 and FY2010, respectively.

Sales Volume by Region Australasia North America Europe Change Total Tonnes (‘000’s) FY 2011 FY 2010 (%) Australasia 1,774 1,597 11.1 North America 10,964 9,906 10.7 Europe 1,466 1,394 5.2 Total 14,204 12,897 10.1

Sales Volume by Product Ferrous Shredded (inc. NFSR) Other Processed Ferrous Ferrous Brokerage Non Ferrous Trading/Brokerage Other Change Total Tonnes (‘000’s) FY 2011 FY 2010 (%) Ferrous Shredded (inc. NFSR) 5,416 5,164 4.9 Other Processed Ferrous 4,663 3,866 20.6 Ferrous Brokerage* 3,518 3,264 7.8 Non Ferrous Trading/Brokerage 571 565 1.1 Other 36 38 (5.3) Total 14,204 12,897 10.1 * Ferrous brokerage tonnes associated with SAR JV were 2.2 million and 1.9 million tonnes for FY2011 and FY2010, respectively.

Sales by Destination Europe NE Asia China & HK SE Asia & Oceania Middle East USA/Canada South/Central America Domestic Sales • Domestic sales refer to sales in country of sourcing

Group Income Statement $m FY 2011 FY 2010 Change ($) Change (%) Sales Revenue $8,846.8 $7,452.6 $1,394.2 18.7 EBITDA* 431.7 352.9 78.8 22.3 EBIT 301.1 208.1 93.0 44.7 Net Interest Expense (23.9) (13.6) (10.3) (75.7) Tax Expense (85.1) (67.8) (17.3) (25.5) Net Profit After Tax $192.1 $126.7 $65.4 51.6 *FY2010 presented EBITDA is before impairment of other intangibles of $0.9 million.

Group Balance Sheet $m FY 2011 FY 2010 Change ($) Change (%) Current Assets 1,766.5 1,494.1 272.4 18.2 Non-current Assets 2,413.3 2,745.6 (332.3) (12.1) Total Assets 4,179.8 4,239.7 (59.9) (1.4) Current Liabilities 823.3 674.1 149.2 22.1 Non-current Borrowings 291.2 116.6 174.6 149.7 Other Non-current Liabilities 144.8 170.2 (25.4) (14.9) Total Liabilities 1,259.3 960.9 298.4 31.1 Net Assets/Equity 2,920.5 3,278.8 (358.3) (10.9) Net Debt (Cash)/[Net Debt (Cash) +Equity] (%) 4.1% (0.5)% — -

Group Cash Flow $m FY 2011 FY 2010 Change ($) Profit / (Loss) for the year 192.1 126.7 65.4 Adjustments for non-cash items Depreciation and amortisation 130.6 143.9 (13.3) Share-based payment 15.7 16.9 (1.2) Equity accounted profits net of dividends received (13.7) 5.2 (18.9) Other (11.7) 1.1 (12.8) Change in operating assets and liabilities (154.4) (341.3) 186.9 Net cash inflow / (outflow) from operating activities $158.6 $ (47.5) $206.1 Payments for PP&E (142.8) (120.9) (21.9) Payments on acquisitions of subsidiaries, net of cash acquired (105.8) (113.4) 7.6 Payments for other financial assets (28.3) (22.8) (5.5) Loan to a third party (10.2) — (10.2) Proceeds from sale of PP&E 3.9 8.1 (4.2) Proceeds from sale of other financial assets 54.8 — 54.8 Proceeds from repayment on a third party loan 3.3 — 3.3 Return of capital from jointly controlled entities - 0.4 (0.4) Net cash outflow from investing activities $ (225.1) $ (248.6) $23.5 Net cash (outflows) / inflows from operating & investing activities $ (66.5) $ (296.1) $229.6

North America Regional Results FY 2011 FY 2010 Change (%) Sales Revenue ($m) $5,993.0 $5,040.0 18.9 EBITDA ($m)* $197.4 $178.6 10.5 Depreciation (56.3) (64.4) 12.6 EBITA ($m)* $141.1 $114.2 23.6 Amortisation of intangibles (26.0) (32.3) 19.5 EBIT ($m)* $115.1 $81.9 40.5 Assets ($m) $2,656.0 $3,032.3 (12.4) Employees 3,503 3,338 4.9 Sales Margin (%) 12.8% 15.7% — *Pre-impairment of other intangibles (FY10).

Australasia Regional Results FY 2011 FY 2010 Change (%) Sales Revenue ($m) $1,369.2 $1,221.3 12.1 EBITDA ($m) $108.7 $102.2 6.4 Depreciation ($m) (21.4) (21.0) (1.9) EBITA ($m)* $87.3 $81.2 7.5 Amortisation of intangibles ($m) (0.3) (0.1) (200.0) EBIT ($m)* $87.0 $81.1 7.3 Assets ($m) $633.0 $562.8 12.5 Employees 942 841 12.0 Sales Margin (%) 22.1 22.1% -

Europe Regional Results FY 2011 FY 2010 Change (%) Sales Revenue ($m) $1,484.6 $1,191.3 24.6 EBITDA ($m) $126.4 $91.9 37.5 Depreciation ($m) (24.1) (22.9) (5.2) EBITA ($m) $102.3 $69.0 48.3 Amortisation of intangibles ($m) (2.1) (2.4) 12.5 EBIT ($m) $100.2 $66.6 50.5 Assets ($m) $890.8 $644.6 38.2 Employees 1,727 1,307 32.1 Sales Margin (%) 24.7 27.6% -

Right. Now.